

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

> **Re: Zenta Group Co Ltd**
> **Registration Statement on Form F-1**
> **Filed January 6, 2025**
> **File No. 333-284140**

Dear Ng Wai Ian:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Form F-1 filed January 6, 2025
Cover Page

1. On the prospectus cover page, and elsewhere in the prospectus, you note that there was no cash transferred between ZGCL and its subsidiaries during the year ended September 30, 2024. However, you also state that during the year ended September 30, 2024 ZGCL transferred HKD 150,000 to ZGM. Please reconcile and revise as appropriate. In your corporate structure chart on pages 3 and 65 indicate which entity is ZGM.

Capitalization, page 40

2.   Please tell us why pro forma cash and cash equivalents is not impacted by the net proceeds from the offering.

3.   We note that this table reflects net proceeds of $5,064,327 in shareholders' equity. It appears your dilution disclosure on page 41 assumes net proceeds of $5,639,172. Please reconcile this amount the net proceeds reflected in the capitalization table or revise accordingly.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
3. Summary of Significant Accounting Policies, page F-9

4.   Please disclose your accounting policy for sales commissions. Refer to ASC 340-40-50.

General

5.   We note the significant change in sources of revenue from 2023 to 2024, and that fintech services now accounts for 70.5% of revenue. We also note that the percentage of total revenue related to industrial park and business investment consultation services decreased from 2023 to 2024. Your prospectus continues to present your consultation services as the primary focus of your company, with detailed discussions throughout including in the Industry and Business sections. Given the recent shift in revenue to fintech services, please tell us whether your business continues to focus on consultation services. Please also revise the prospectus to accurately reflect the current focus of your business and present the disclosure so investors understand whether both fintech services and consultation services will be part of your business going forward.

6.   In an appropriate place, please disclose the material terms of your material agreements with your supplier and customers, such as your supplier agreement with Guo Yan Innovation Technology, the terms of the acquisition agreement with Guo Yan, and your contracts with the two customers who account for all of your fintech services revenue.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick